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1.1.1.1.	UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

1.1.2.	SCHEDULE 13D

1.1.2.1.	Under the Securities

Exchange Act of 1934 (Amendment No. ________)* Gilat Satellite Networks Ltd

(Name of Issuer) Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities) M51474-10-0

(CUSIP Number) Eyal Issaharov, Bank Hapoalim,63 Yehuda Halevi st, Tel-Aviv, Israel Tel:972-3-5676532

(Name,Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ... M51474-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bank Hapoalim B.M.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) .......................................................................................................................................... (b) ..........................................................................................................................................

3.	SEC Use Only

4.	Source of Funds (See Instructions) : OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..................

6.	Citizenship or Place of Organization : Israel

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power : 35,636,853

8.	Shared Voting Power

9.	Sole Dispositive Power: 35,636,853

10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,636,853 Ordinary Shares

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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) : 13.74% of outstanding shares

14.	Type of Reporting Person (See Instructions) : BK

Item 1. Security and Issuer

The securities to which this statement relates are the Ordinary Shares, par value NIS 0.01 per share, of Gilat Satellite Networks Ltd. (the “Company”).
The Company principal executive offices are at 21 Yegia Kapayim St., Petach-Tikva, Israel.
The Company is a provider of products and services for satellite-based communications networks based on very-small aperture terminals (VSATs). These small units, which attach to personal computers (PCs), enable the transmission of data, voice and images to and from certain satellites.

Item 2. Identity and Background

This Statement is being filed by Bank Hapoalim B.M.

Bank Hapoalim B.M. (the Bank) is a commercial bank and a public company, incorporated under the laws of Israel and maintains its principal executive office at 50 Rotshild Blvd, Tel-Aviv, Israel.

(d)     — (e) During the last five years, nither the Bank, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

Item 3. Source and Amount of Funds or Other Consideration

The Bank obtained its holdings in the Company as a result of a Debt Restructuring plan (creditors arrangement) approved by the Israeli District Court in Tel Aviv, all as set forth in the Proxy Solicitation for a meeting of the holders of the Company’s 4.25% Convertible Subordinated Notes due 2005 to approve a plan of arrangement with certain of the Company’s creditors pursuant to Section 350 of the Israeli Companies Law - 1999.
As part of the arrangement the Bank obtained the following holdings in the Company.

1)	The Bank received 18,488,590 Ordinary shares of the Company in exchange for a reduction of $25.5 million of the Company’s debt to the Bank (25% of the Debt).

2)	The Bank received 5,100,000$ principal amount of the Company’s Convertible Notes in exchange for a reduction of $5.1 million of the Company’s debt to the Bank (5% of the Debt).

3)	In exchange for a principal amount of $29,700,000 of 4.25% Subordinated Convertible Notes due 2005 of the Company held by the Bank, the Bank received additional 17,148,263 Ordinary Shares of the Company and principal amount of $7,064,739 of the Convertible Notes.

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Item 4. Purpose of Transaction - creditors arrangement (debt restructuring)

Item 5. Interest in Securities of the Issuer

(a)	The Bank holds 35,636,853 Ordinary Shares, which, represents approximately 13.74% of the outstanding Ordinary Shares, and $12,164,739 principal amount of the 4.00% Convertible Notes due 2012.

(b)	The Bank has sole power to vote and dispose of the 35,636,853 Ordinary Shares. To the best knowledge of the Bank, none of its executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares held by the Bank.

(c)	N/A

(d)	No person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Bank except for Bank.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Bank Obtained its Holdings in the Company as a result of a Debt Restructuring plan approved by the Israeli District Court in Tel Aviv.
As part of the arrangement the Bank Obtained the following holdings in the company.

1)	The Bank Received 18,488,590 Ordinary shares of the Company in exchange for a reduction of $25.5 million ofCompany’s debt to the Bank (25% of the Debt).

2)	The Bank Received $5,100,000 of the company’s new Convertible Notes in exchange for a reduction of $5.1 million of the Company’s debt to the Bank (5% of the Debt).

3)	In exchange for 29,700,000 4.25% Subordinated Convertible Notes due 2005 of the Company, held by the Bank, the Bank received additional 17,148,263 Ordinary Shares of the Company and $7,064,739 principal amount of the Company’s 4.00% Convertible Notes due 2012.

4)	The Company owes to the Bank an additional sum of $71.4 million to be repaid over a period of 10 years.

5)	The bank is expected to appoint a member to the board of directors of the company.

Item 7. Material to Be Filed as Exhibits

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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